Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The ratios of earnings to fixed charges on a consolidated basis for the periods indicated were as follows:
(Dollars in millions)
(Unaudited)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Fixed Charges:
Interest expense (a)	$31	$51	$66	$72	$67	$50	$40
Rent expense	210	204	271	245	218	197	173

Total fixed charges	241	255	337	317	285	247	213

Earnings:
Income before taxes	542	635	714	913	834	656	580
Fixed charges per above	241	255	337	317	285	247	213

Total earnings, as adjusted	783	890	1,051	1,230	1,119	903	793

Ratio of earnings to fixed charges	3.2	3.5	3.1	3.9	3.9	3.7	3.7
(a) The interest expense included in fixed charges above reflects only interest on third-party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (formerly FASB Interpretation No. 48, Accounting for Income Taxes).